Novartis AG
Postfach
4002 Basel
Switzerland

August 26, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                               Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2010

Filed January 27, 2011

File No. 001-15024

Dear Mr. Rosenberg:

This is in response to your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated July 29, 2011 setting forth comments regarding our filing, and seeking certain information.  For ease of reference, we set forth your comments below, followed by our responses.

Item 4.B Business Overview

Pharmaceuticals
Compounds in Development, page 38

SEC Comment No. 1

Please refer to prior comment one.  We acknowledge your assertions that development decisions are made on a project-by-project basis and that R&D expenditures are not managed on a therapeutic or some other “project grouping” basis.  Please provide us proposed disclosure to be included under “Research and Development” in your “Operating and Financial Review and Prospects” disclosure of future filings to address the following.

•                  Quantify the portion of total research and development expenditures for each period presented spent on “exploratory development” activities and the portion spent on “confirmatory development” activities (listed on pages 38-42).  In addition, explain the factors underlying any changes in trends for each of these activities in 2010 as compared to 2009 and expected in 2011 as compared to 2010.

•                  Novartis Response.  We acknowledge SEC’s comment, and will enhance our disclosure of our research and development expenditures commencing with the filing of our Form 20-F for 2011 by adding to the section entitled “Research and Development” in our “Operating and Financial Review and Prospects” (set forth on page 149 of our 2010 Form 20-F) information regarding our Pharmaceuticals Division research and development expenditures broken down into two categories:  research and exploratory development, and confirmatory development.  We will also add general information necessary to explain any changes in trends for each of these activities as compared with the prior year.  However, since we do not provide outlook information to investors at a level below sales and profit margin, we will not provide our expectations for research and development expenditures in the forthcoming year.

•                  Identify and quantify those projects listed on pages 42-46 that represent a significant amount of expenses for each period presented in the “confirmatory development” phase.

•                  Novartis Response:  As set forth above, we will provide general information necessary to explain any changes in trends in our research and development expenditures.  With respect to our confirmatory development expenditures, significant expenditures on particular projects could constitute such a change in trends which would need to be described.  However, the amount of such expenditures would be considered trade secrets, and disclosing them could put us at a competitive disadvantage.  As a result, while we would foresee providing the name of the projects giving rise to such significant expenditures in appropriate circumstances, we would not foresee quantifying the expenditures involved.

SEC Comment No. 2

We acknowledge your response to prior comment two (third bullet).  However we request further information in order to understand your assertion that the ultimate patent terms of your development projects cannot be known with certainty prior to product approval and would inherently be speculative.  In this connection, we believe that you should provide us this information where reasonable estimates can be made, as opposed to a threshold of “known with certainty.”  For any three of your projects that, at December 31, 2010, you had a planned filing date in 2011, please provide us with the following information assuming the product received approval as of December 31, 2010:

•                  The remaining years of the last patent that protects the product;

•                  The nature of and number of years of regulatory exclusivity available in excess of remaining years of the patent in bullet one;

•                  How each year beyond December 31, 2010, the assumed approval date, to get actual approval impacts the number of years in bullets one and two; and

•                  The nature of other significant factors and how each could impact the number of years in bullets one and two.

In providing the above information, it is not necessary to provide the actual name of the product in your response and it is sufficient to address only one jurisdiction in which you intend to get approval.

Novartis Response

We acknowledge SEC’s comment, and its request that we provide information related to the remaining patent life on certain development compounds listed in the Compounds in Development table in our Form 20-F.  In response to your request, we provide the following information with respect to three of our late-stage development compounds.   The information is provided under US patent law.

•                  Project A.  SEC asks that we disclose the remaining years of the last patent that protects this product.  But it would not be possible to provide a reasonable estimate of the remaining patent life for Project A.  This is because, while certain patents have been granted with respect to this product (with the last expiring in 2022), multiple patent applications have been filed with respect to the product that have not yet been granted.  If the last-filed of these applications were granted, then that patent would expire in 2025, subject to any patent term adjustment that may be granted by the US Patent and Trademark Office to lengthen the patent term as a result of any delays in the patent review process.  This patent term adjustment is separate from potential patent term extensions based on the length of the FDA review process.  We cannot speculate as to what the Patent Office would do in response to a request for an adjustment.

•                  Project B.  Project B has a compound patent that expires in 2016 and secondary patents that expire between 2023 and 2027.  It is expected that one of these patents would be eligible for a patent term extension based on half of the length of time that the project has been in clinical trials, and the full length of time that the project is under review by the FDA.  These two extensions are collectively capped at 5 years.  In this case, it is expected that the extension will be capped at the maximum 5 years.  However, it is our option whether to attach the 5-year extension to the compound patent which would otherwise expire in 2016, or whether we would attach it to one of the secondary patents which would otherwise expire between 2023 and 2027.  While it is impossible to state with certainty in advance of approval how we would make such a strategic decision, one factor which would enter into such a decision would be the timing of the FDA’s approval of the product.  The later the approval, the less the value of an extension of the compound patent, and the more likely that we would choose to extend one of the secondary patents instead.

•                  Project C.  Project C has a compound patent that expires in 2021 and secondary patents that expire in 2026.  Again, because of the time that this particular product has been in development, one of these patents would be entitled to the maximum 5-year patent extension.  However, because of its relatively late-expiring patents, it is also subject to a second patent extension cap.  Patents cannot be extended for more than 14 years from the date that the product is approved.  So if, as SEC has asked us to assume, the product was approved on December 31, 2010, then the patent would expire on December 31, 2024.  However, each successive year that approval is delayed does not provide full one-year extensions of the patent life.  Because of a complex interaction of the original patent grant date, the 5-year patent cap and the 14-year patent cap, a delay of one year in approving the product would lead to an expiration the following year earlier in December; and a delay of two years would lead to an expiration in 2026 in August.  Further delays in approval of the product lead to further complexity.

With regard to regulatory exclusivity periods, none of these projects would have their exclusivity periods extended as a result.  This is in part because none of these projects involve biologic drugs.  However, many of the other projects in our pipeline are biologic drugs, and the regulatory exclusivity period for a biologic in the US is 12 years from the date of FDA approval.  (The exclusivity period for non-biologic drugs in the US is three to five years.)  In cases of biologic drugs with a long development period, and thus a shorter patent life at the time of approval, this 12-year regulatory exclusivity period can be longer than the patent exclusivity period.   Once again, since this time period does not commence until FDA approval of the product, the end of the time period cannot be known until the date of approval is known.

In sum, even with late-stage development projects, where much about the project is already known, these examples demonstrate that we are unable to provide a simple disclosure about the remaining patent life of our development compounds without making significant judgments and assumptions about each.  And this is so even in a situation where SEC has artificially posited for us a key unknown — the date on which FDA will approve the product.

Making disclosures about patent life becomes even more difficult with our early-stage compounds.  In our 2010 Form 20-F, we disclose development compounds with planned FDA filing dates of as late as 2014 and even “>2015”, meaning 2015 or later.  Given that (i) many patent applications filed for such projects have not yet been granted; (ii) it is likely that additional patent applications will still be filed for such projects; (iii) there can be no certainty about planned FDA filing dates that are projected that far out; and (iv) it is extremely speculative when we would obtain approval of such projects (if ever), any information about the potential patent life of such early-stage projects would be highly speculative.

Further, while SEC has asked us to limit our response in this letter to an analysis of the patent life of development projects under one country’s laws, if we were required to make such a disclosure in our Form 20-F, we would not be so limited.  This would clearly add to the complexity of the disclosure and the uncertainty of the information disclosed.

Finally, if we were required to disclose our patent portfolio (or whatever portion existed as of the time of disclosure) prior to the date a product was approved, we would be placed at a significant competitive disadvantage with respect to any generic pharmaceutical companies which might be preparing for a generic challenge of our products.  Disclosing such information could provide generic competitors insights into our intellectual property which might enable the generic challengers to direct and focus the development of their competing products, and their supporting legal strategy, significantly earlier than they would have been able to had we not been required to disclose this information.

Accordingly, in order to assist investors in understanding the patent status of our development projects, commencing with the filing of our Form 20-F for 2011 we will modify the “Intellectual Property” portion of the Pharmaceuticals Division section of Item 4.B (which begins on page 55 of our 2010 Form 20-F) by adding the following to it, after the listings of the patent status of our marketed products:

Compounds in Development

We file patent applications on our compounds in development during the course of the development process.  The length of the term of any patents on our development compounds cannot be reasonably estimated until after a compound is approved for marketing by a health authority.  This is so because patent applications for many of the compounds will be pending during the course of the development process, but not yet granted.  In addition, while certain patents may be applied for early in the development process, such as for the compound itself, it is not uncommon for additional patent applications to be applied for throughout the development process, such as for formulations, or additional uses. Further, in certain countries, data exclusivity periods may be available, and may impact the period during which we would have the exclusive right to sell a product. These exclusivity periods run from the date the products are approved, and so their expiration dates cannot be known until the product approval dates are known.  Finally, in the US and other countries, pharmaceutical products are eligible for a patent term extension for patent periods lost during product development and regulatory review.  The law recognizes that product development and review by the FDA and other health authorities can take an extended period, and permits an extension of the patent term for a period related to the time taken for the conduct of clinical trials and for the health authority’s review.  However, the length of this extension and the patents to which it applies cannot be known in advance, but can only determined after the product is approved.

SEC Comment No. 3

We are evaluating your responses to prior comments four through eight and may have additional comments.

Novartis Response

We acknowledge your comment No. 3.  We anticipate that the issues which are the subject of prior comments four through eight will be discussed at our scheduled August 29, 2011 conference call.

SEC Comment No. 4

Please analyze for us whether the written put associated with the 52% interest in Alcon or the related purchased call are financial assets or liabilities required to be accounted for at fair value through profit or loss from your transaction 2008 through settlement in 2010.  Please reference for us the authoritative literature you rely upon to support your accounting.

Novartis Response

We acknowledge your comment No. 4.  We anticipate that your comment No. 4 will be discussed at our scheduled August 29, 2011 conference call.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ THOMAS WERLEN
Jonathan Symonds	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group